Exhibit 11.                                Statement re: Computation of Per Share Earnings

Net loss as at August 31, 2008	$ 17,670

Average number of shares outstanding since inception (i)	1,284,153

Net loss per share for the period from October 4, 2006 (date of inception) to August 31, 2008	$ (0.013)

The Company has not stock options, warrants or rights outstanding as at August 31, 2008.

There have been no shares issued between August 31, 2008 and October 1, 2008 or up to the date of this prospectus.